Filed by: Science Applications International Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Science Applications International Corporation

Registration No.: 000-12771

SIXTH SUPPLEMENTAL Q&A

In this Sixth Supplemental Q&A, we use the terms “SAIC,” “we,” “us” and “our” to refer to Science Applications International Corporation or SAIC, Inc. when the distinction between the two companies is not important. When the distinction is important to the discussion, we use the term “Old SAIC” to refer to Science Applications International Corporation and “New SAIC” to refer to SAIC, Inc. In addition, we refer to the common stock of Science Applications International Corporation as “class A common stock” and “class B common stock,” and to the class A preferred stock of SAIC, Inc. as “new class A preferred stock” and to the common stock of SAIC, Inc. as “new common stock.”

ADDITIONAL Q&A

Cancellation of Special Stockholders’ Meeting, Postponement of Merger and IPO

Q203. Why did SAIC’s board of directors cancel the special stockholders’ meeting scheduled for December 16, 2005 and decide to delay holding a new meeting until sometime after SAIC files its annual audited financial statements (Form 10-K) in April 2006?

A. SAIC’s board of directors delayed the stockholders’ meeting in part to provide stockholders additional time to consider recent developments relating to the Greek Olympics contract before submitting their votes. In addition, SAIC, together with its financial advisors, determined the IPO would be marketed to new investors more effectively after we evaluate and address certain issues related to the Greek Olympics contract more fully. In addition, SAIC determined that the new stockholders’ meeting should be held closer in time to the IPO.

Q204. We’ve known about financial losses and performance problems with the Greek Olympics contract for a long time – what new material developments have occurred that impacted timing for the special stockholders’ meeting and IPO?

A. Some significant recent developments concerning the Greek Olympics contract that impacted the timing for the special stockholders’ meeting and IPO are:

•	SAIC recorded an unanticipated additional $61 million loss on this contract for the quarter ended October 31, 2005, which brings the FY06 year-to-date loss to $77 million and the total loss since inception of the contract to $115 million.

•	Beginning in June 2005 and continuing to the present, SAIC increased its efforts to address certain omissions and deviations from the contract requirements identified by the customer.

•	On November 25, 2005, the customer advised SAIC that the customer’s technical advisors declined to recommend either the acceptance or rejection of SAIC’s proposed alternative solution. The customer also notified SAIC on November 29, 2005 that it would continue to consider SAIC’s proposed alternative solution only if SAIC complies with the customer’s interpretation of the original contract specifications, and provides additional undefined functionality that SAIC believes is beyond the scope of the contract.

•	On December 5, 2005, SAIC advised the customer that SAIC would initiate binding arbitration if certain issues regarding SAIC’s proposed alternative solution were not addressed in a manner satisfactory to both parties by December 31, 2005.

•	In early December 2005, a special committee of independent directors initiated a review relating to the Greek Olympics contract, including a communication from an employee raising concerns about the management of the Greek contract that the employee believed included ethical issues.

•	On December 9, 2005, SAIC announced that it was delaying the special stockholders’ meeting scheduled for December 16th.

•	On December 13, 2005, the customer indicated that SAIC’s most recent alternative proposal was “acceptable in principle,” and accepted SAIC’s proposed timeframe for negotiating a contract modification by February 15, 2006.

•	On December 16, 2005, given these recent developments relating to the Greek Olympics contract, SAIC’s board determined that the appropriate course is to hold a new stockholders’ meeting sometime after SAIC files its Annual Report on Form 10-K in April 2006.

For a more complete description of the issues related to the Greek Olympics contract, you should refer to SAIC’s Form 10-Q for the third quarter ended October 31, 2005 filed with the SEC on December 15, 2005. You can access the 10-Q on the SEC’s Edgar database at www.sec.gov or through SAIC’s public website at www.saic.com and ISSAIC, the company’s intranet.

Q205. Who is conducting the independent review with respect to the Greek Olympics contract? What is the status of the review?

A. A special committee of independent members of the board of directors has been established to oversee this review and has engaged independent legal counsel. The committee has instructed independent counsel to determine whether internal communications relating to the Greek Olympics contract were accurate, whether appropriate action was taken to address problems or issues, and to consider potential implications to financial statement reporting and disclosure. The independent counsel started its review in early December 2005 and has interviewed several employees, including the employee who raised concerns. This review is not complete, but to date, no deficiencies have been identified with respect to financial reporting or related internal controls over financial reporting and disclosure controls or procedures. The ongoing review focuses primarily on management issues related to the Greek Olympics contract.

Q206. Aside from the Greek Olympics contract, is SAIC generally performing well, and is our financial position still strong?

A. Yes. Except for our poor performance on the Greek Olympics contract, SAIC’s core businesses generally are performing well, and we continue to enjoy a very strong balance sheet with significant cash balances. For more detailed information concerning SAIC’s recent financial performance, balance sheet and cash position, please refer to SAIC’s Form 10-Q for the third quarter ended October 31, 2005 filed with the SEC on December 15, 2005. You can access the 10-Q on the SEC’s Edgar database at www.sec.gov or through SAIC’s public website at www.saic.com and ISSAIC, the company’s intranet.

Q207. When do we expect to hold a new stockholders’ meeting?

A. We now expect to schedule a new special meeting of SAIC’s stockholders to vote on the merger and new stock plans sometime after SAIC files its Annual Report on Form 10-K for the 2006 fiscal year with the SEC in April 2006. We will distribute a new proxy statement/prospectus which will provide details concerning the record date for determining who is entitled to vote at the new special stockholders’ meeting, as well as the date, time, location and procedures for voting.

Q208. If I already submitted my proxy for the special stockholders’ meeting originally scheduled for December 16, 2005, can I change my vote for the new meeting?

A. Yes. The votes for the December 16, 2005 special stockholders’ meeting will not be counted for the new stockholders’ meeting. Once a new stockholders’ meeting has been scheduled, you will receive new proxy solicitation materials, including a new proxy and voting instruction card to submit your vote for the new meeting.

Q209. Will SAIC’s proposed IPO also be delayed? How long do we expect the IPO to be delayed?

A. Yes, the IPO is being delayed. The length of the delay will depend in part on how long it takes to complete the independent review of the Greek Olympics contract and upon the outcome of that review. In view of the time required to complete a thorough independent review, we now expect to hold a new stockholders’ meeting sometime after SAIC files its Annual Report on Form 10-K for the 2006 fiscal year with the SEC in April 2006, and then proceed with an IPO following the stockholders’ meeting. We will provide additional details concerning the new timing of the proposed merger and IPO at a later time.

Q210. If SAIC as a whole is performing well and we remain financially strong, why do further problems with the Greek Olympics contract require us to delay the IPO?

A. The ongoing inquiry regarding the Greek Olympics contract may be a significant issue for new investors who are trying to understand our company. We believe it is not in our stockholders’ best interests to complete these transactions until we are confident we have identified and can address the ongoing problems associated with the Greek Olympics contract.

Q211. Are SAIC’s senior management and the board of directors still committed to completing the IPO?

A. Yes. SAIC’s senior management and the board of directors unanimously believe the IPO remains in the best interests of our stockholders and is the best alternative to position the company for the future and to address our long-term capital structure needs. We believe this delay is prudent to maximize the opportunity for our IPO to be successful.

Q212. Will SAIC still pay a special dividend upon completion of the proposed merger and IPO? Will any other terms of the merger or IPO change?

A. At this time, we still plan to pay a special dividend after the merger and IPO are completed. We are not currently planning any significant changes to the terms of the merger or the IPO, except that the transfer restriction periods must be modified to give effect to the delay of the IPO. However, although we do not currently expect any changes, we may reconsider some of the terms of the proposed merger and IPO if there are significant changes to our financial condition, operating results, investment requirements, or other factors we deem relevant. We will provide additional details concerning any material changes in the terms of the merger or the IPO as soon as appropriate.

Q213. Will the delay affect the IPO price or the success of our IPO?

A. We do not know. The price of the new common stock to be sold in the IPO will be negotiated with the representatives of our underwriters, Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc. Among the factors considered in determining the IPO price will be our future prospects and those of our industry in general, our sales, earnings and other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. Thereafter, the success of our IPO will depend on a number of factors, including market conditions in general, investors’ views of the customers and industries served by SAIC, and our operating and financial performance. Our stock price may fluctuate based on these and other factors.

Rescheduled Retirement Plans Trade

Q214. The retirement plans trade originally scheduled for December 16th was rescheduled. When will it be held?

A. We postponed the retirement plans trade that was originally scheduled for December 16, 2005 until December 30, 2005.

Q215. What are the new deadlines related to the rescheduled retirement plans trade with the company which is now scheduled for December 30, 2005?

A. Significant deadlines for the rescheduled retirement plans trade are:

Event	Original Schedule	New Schedule

Distribution Request Cutoff Date	November 30, 2005	November 30, 2005

Rollover Submission Cutoff Date	December 9, 2005	December 23, 2005

Board Pricing Date	December 9, 2005	December 23, 2005

Exchange Submittal Cutoff Date	December 13, 2005	December 27, 2005

Exchange/Trade Date	December 16, 2005	December 30, 2005

Q216. Why are we delaying the retirement plans trade?

A. SAIC’s senior management and board of directors decided SAIC should provide plan participants additional time to consider recent developments relating to the Greek Olympics contract before making important financial decisions concerning their retirement plans, as well as the timing for rescheduling the special stockholders’ meeting. Consequently, it was determined to be in the plan participants’ best interests to delay pricing of SAIC stock and postpone the retirement plans trade date. (See Question 204 of the Supplemental Q&A.)

Q217. When will the new SAIC stock price be established?

A. Consistent with our practice of establishing the SAIC stock price as close in time to a stock transaction as practicable, the SAIC’s board of directors now intends to establish the SAIC stock price on December 23rd.

Q218. How will the SAIC stock price for the retirement plans trade be determined?

A. The SAIC stock price will be determined in the same manner and using the same methodologies which our board of directors customarily has used to establish the stock price.

Q219. I already instructed the plan administrator to exchange out of units in my ESRP account and/or my 401(k) account. Can I change that decision?

A. If you have asked to exchange out of the SAIC Stock Funds, you can reverse this request on or before December 27, 2005. In order to reverse your prior exchange request, please call a Vanguard Participant Services associate at 800-523-1188 Monday through Friday from 8:30 a.m. to 9 p.m., Eastern time.

Q220. I already instructed the plan administrator to distribute out of units in my ESRP account and/or my 401(k) account. Can I change that decision?

A. No. Distribution requests that have already been submitted can no longer be changed. It is not administratively feasible to change the prior deadline.

Q221. I submitted a request to invest some 401(k) rollover funds in SAIC Stock Funds. Can I change that request?

A. No. While new rollover requests can be made until December 23rd, prior requests are pending and cannot be withdrawn. It is not administratively feasible to change the prior deadline.

Q222. The deadline to take an in-kind distribution from the ESRP effective before December 31, 2005 was December 16th. Has this deadline been extended?

A. No. The deadline for requesting an in-kind distribution to be completed before December 31, 2005 was December 16th and it is not administratively feasible to change this date. Requests for in-kind distributions received after December 16, 2005 will not be processed until the next retirement plans trade with the company, currently scheduled for April 2006.

Q223. I took an in-kind distribution from the ESRP in anticipation of the merger and IPO being completed in January and the special dividend being paid shortly thereafter. Can I reverse my in-kind distribution?

A. No. You cannot reverse prior in-kind transactions that have been processed since you have become the record owner of the stock distributed to you in the in-kind transaction.

Q224. If I made certain financial commitments assuming the retirement plans transaction would occur on December 16th, will the hardship policy apply?

A. If postponement of the retirement plan trade creates a financial hardship for you, and you are an active employee, you may be eligible under certain circumstances for a hardship withdrawal under the retirement plans’ hardship provisions. For information concerning or applying for a hardship withdrawal, please call a Vanguard Participant Services associate at 800-523-1188 Monday through Friday from 8:30 a.m. to 9 p.m., Eastern time.

Q225. If I am no longer an SAIC employee but still have an ESRP account, can I request a hardship withdrawal?

A. No. Under the provisions of the ESRP, terminated employees are not eligible for hardship withdrawals.

Rescheduled Employee Stock Purchase Plan (ESPP) Purchase

Q226. An ESPP purchase was scheduled on December 16th. What is the new schedule for the ESPP purchase?

A. We intend to conduct the ESPP purchase on December 23rd. The purchase price for the SAIC stock will be the price established by the SAIC board on that date.

Q227. Will the 2004 ESPP continue after the December 23rd transaction with the company?

A. Yes. The 2004 ESPP will remain in effect and payroll deductions will continue to be made in accordance with a participant’s authorization form. If approved by the stockholders at the new special stockholders’ meeting, the 2006 ESPP will replace the 2004 ESPP. Participants in the 2004 ESPP would then become participants in the 2006 ESPP without any action required by them, and any cash balance in a participant’s purchase account would be transferred to the new 2006 ESPP.

New Limited Market Trade

Q228. Will SAIC conduct another limited market trade before the IPO?

A. Yes. We intend to conduct a limited market trade on January 13, 2006. The important dates for this limited market trade are:

Trade Event	Date
Limit Order Cycle Opens	December 27, 2005
Date of Record	December 30, 2005
Limit Order Deadline	January 5, 2006 (by 5:00pm PT)
Stock Pricing Date	January 6, 2006
Trade Modification Deadline	January 13, 2006 (by 5:00pm PT)
Trade Settlement Date	January 19, 2006

Q229. Will the SAIC stock price for the new limited market trade be the stock price that is established on December 23rd?

A. We expect the SAIC board of directors to follow its existing procedures in establishing a price for SAIC stock to determine if the price established by the board on December 23rd still represents a fair market value on January 6, 2006, and if not, then to establish and announce a new stock price. This January 6th stock price, whether or not changed from the price set on December 23rd, would be used for the scheduled January 13th limited market trade. The SAIC board of directors will utilize the same methodology and process it has used to establish the SAIC stock price for previous limited market trades.

Q230. Will the limited market trade be conducted by Bull, Inc. or by our new transfer agent?

A. We currently anticipate the limited market trade would occur before we outsource our stock transfer and stock plan administration functions. Consequently, we expect that the limited market trade would be conducted by Bull, Inc.

Q231. What are the procedures and related deadlines for participating in the limited market trade?

A. We expect that the processes and procedures for the limited market trade would be substantially the same as the processes and procedures utilized for previous limited market trades. The limit order cycle is scheduled to open on December 27, 2005 and to close on January 5, 2006. The deadline for modifying previously submitted online orders or for canceling orders is scheduled to be January 13, 2006. We will provide additional details concerning the exact timing and procedures for the limited market trade in the very near future. (See Question 228 of the Supplemental Q&A.)

Q232. If the limited market trade is undersubscribed, will SAIC purchase shares to balance the trade?

A. SAIC is currently authorized, but not obligated, to purchase shares of Class A common stock in the limited market on any trade date, but only if and to the extent that the number of shares offered for sale by the stockholders exceeds the number of shares sought to be purchased by authorized buyers, and SAIC, in its discretion, determines to make such purchases. In deciding whether to make such purchases, SAIC will consider a variety of factors, including our cash position and cash flows, investment and capital activities, financial performance, financial covenants, the number of shares outstanding and the amount of the undersubscription in the market.

Stock Options

Q233. Will the delay in the merger and the IPO affect when I can exercise my outstanding vested stock options?

A. No. The timing of the merger and IPO does not impact your ability to exercise your vested options; therefore, the delay will not have any impact on when you can exercise your outstanding vested stock options. As in the past, the terms of the stock option agreement under which your stock options were granted govern when you can exercise. Working in conjunction with our new stock plan administrator as necessary, we will continue to process stock option exercises in the ordinary course of business.

Q234. Will the delay in the merger and the IPO affect the process for exercising my stock options? If so, how will it change? Will I exercise through SAIC Stock Programs or through our new stock plan administrator?

A. The process for exercising options will change as a result of outsourcing our stock transfer agent and stock plan administration functions. The outsourcing will precede the IPO. Accordingly, if you exercise your stock options before the outsourcing, you will exercise your options through SAIC Stock Programs. If, however, you exercise your options before the IPO but after the outsourcing, you must exercise your options through the outside plan administrator instead of Stock Programs. Details on the exercise methods available to you, the process and fees for exercising stock options and contact information for our new stock plan administrator will be provided to you in advance of the conversion. In the meantime, you should continue to exercise your options through SAIC Stock Programs. You are reminded that effective December 1, 2005, only cashier’s checks or wire transfer are accepted as payment for any option exercise or tax withholding. Personal check and electronic fund transfers (EFTs) are no longer acceptable forms of payment. You still have the ability to conduct stock-for-stock and stock-for-tax transactions.

Forward-looking Statements

This communication may contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Any such forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this communication. These risks, uncertainties and factors are discussed in the filings of Science Applications International Corporation and SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http://www.sec.gov. The forward-looking statements speak only as of the date made. Neither Science Applications International Corporation nor SAIC, Inc. assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such statements to actual results.

Additional Information and Where to Find It

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel by email to SECfilings@saic.com.